Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

The following is an email that was sent to all employees of Clover Health Investments, Corp.

Clover Team,

I’m excited to share some news about an important development for Clover: Today, we announced that we’re officially taking steps to become a public company. We aim to do this by merging with Social Capital Hedosophia Holdings Corp.  Social Capital Hedosophia (“SCH”) is what’s known as a Special Purpose Acquisition Company (or a “SPAC”), which is already a publicly listed company. A SPAC is formed for the sole purpose of combining with a business in a specific sector to help accelerate its strategic plan, growth initiatives and further its mission. It’s essentially a different, and more efficient, path to going public and raising capital than through a traditional IPO.

Importantly, this development does not change our focus now or into the future. As ever, Andrew and I will continue to lead Clover alongside our existing strong management team, and we will remain focused on our mission of improving every life by fixing fundamental problems in our healthcare system and putting people at the heart of everything we do.

This particular SPAC is sponsored by Social Capital, an investment firm led by Chamath Palihapitiya, which is fueled by a mission to partner with companies that “advance humanity by solving the world’s hardest problems.” Given Social Capital’s investment philosophy, impressive track record and experience in technology, we are confident they are the right partner for Clover. We are also welcoming other long-term investors with great track records, including Jennison, Fidelity, Casdin, Perceptive and Hedge Funds like Senator and Millennium.

Our new investors are with us for the journey ahead. They believe strongly in our mission and share our vision for the future of healthcare. They also recognize the strength of our talented team and the tremendous growth opportunities that lie ahead for us. We’re excited about what we can accomplish together, including accelerating our expansion efforts.

HOW WE GOT HERE - AND WHERE WE’RE GOING

Over the last seven years, we have been laser-focused on pioneering a fundamentally different, tech-enabled approach to Medicare Advantage that focuses on improving the consumer experience and partners with providers to deliver the best possible health outcomes. And we’re clearly making a difference -- providers using the Clover Assistant have seen better health outcomes for members and a reduced likelihood of acute episodes. Clover Assistant has helped lead to ~20% fewer emergency room visits and inpatient hospital admissions for our members in 2019. Both members and providers recognize the value that we can deliver, and in turn, Clover has become one of the fastest-growing Medicare Advantage providers in the United States with more than 57,000 members, and our market-share continues to grow each year.

We know there’s even more opportunity for us out there -- Medicare Advantage is one of the largest and fastest growing markets in the U.S. healthcare system, and it has seen little innovation, remaining ripe for disruption. That’s where we fit in. We’ve successfully brought Clover to 34 counties across 7 states, creating a strong playbook for expansion. Plus, our product gets smarter every day, improving recommendations to providers, which leads to better outcomes for members and, thus, improved provider and member satisfaction. This, in turn, further drives member growth. We have a well defined and exciting growth strategy and a highly scalable approach, which is why now is the right time to enter the public markets.

There are several benefits to being a public company. First and foremost, this development will help us accelerate our mission by providing us with capital to support our ambitious growth plans. Becoming a public company also provides Clover with the infrastructure and platform to tell the Clover story to a broader audience and attract even more interest in our company and vision. We see this as an important milestone in our incredible journey and a tremendous validation of our unique approach.

On behalf of the entire management team, Andrew and I want to express our gratitude for the incredible work that you’ve all done and the commitment you’ve demonstrated, especially during these unprecedented times. The pandemic has underscored the importance of the work we do every day. We would not have been able to achieve this moment without the hard work and dedication of each and every one of you. We couldn’t be more proud of what we have accomplished together. We’re just getting started and can’t wait for the opportunities that lie ahead.

NEXT STEPS

It is important to remember that today’s announcement is the first step in the process. There are several things that need to be completed before the transaction closes and we become a public company, including receiving a series of approvals from governmental bodies and shareholders [of both companies]. We encourage everyone to stay focused on delivering the outstanding and meaningful work we do here every day.

I’m sure many of you have questions. Later today, we’ll be hosting a special virtual Town Hall meeting, where we’ll discuss this transaction in more detail and you’ll have the opportunity to ask questions. You should receive an invitation for that shortly. In the meantime, the press release we issued this morning can be found here. We’ve also attached an FAQ for more information on the transaction and what it means for you, as well as a document that outlines protocols and guidelines for employees to follow between now and transaction closing. While we may not have all the answers to your questions right now, we look forward to keeping you updated as we move through the process, including providing further information on what it means to be part of a public company.

Finally, this announcement may generate interest by the media or other third parties who may contact you in search of more information. If this occurs, please direct any questions you receive to                                  .

Thank you all!

Vivek & Andrew

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.